KONTRON AG EXTENDS TENDER OFFER FOR KONTRON MOBILE COMPUTING, INC. SHARES

July 23, 2004—Kontron AG announced that it has extended its tender offer (the “Offer”) for all of the outstanding shares of Kontron Mobile Computing, Inc. (“Kontron Mobile”) (OTC: “KMBC.ob”) not owned by Kontron AG at a price of $0.55 per share, net in cash, until 5:00 p.m., New York City time on August 6, 2004. The Offer period is being extended to provide Kontron AG and KAC Acquisition, Inc. (“KAC Acquisition”) additional time to acquire a sufficient number of shares so that after the Offer they own at least 90% of the voting securities of Kontron Mobile (the “Minimum Condition”). If sufficient shares to meet the Minimum Condition are not tendered by the Expiration Date, Kontron AG and KAC Acquisition intend to terminate the Offer and not accept any of the tendered shares. Approximately 4,507,703 shares have been tendered to date. The shares tendered to date, when added to the shares already held by Kontron AG represent approximately 87% of the outstanding voting securities of Kontron Mobile.

The Depositary for the tender offer is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

The Information Agent for the tender offer is Morrow & Co. Inc., 445 Park Avenue, New York, NY 10022.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Kontron Mobile. Kontron AG has filed tender offer materials with the SEC. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, will be made available without charge to all shareholders of Kontron Mobile. The tender offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the SEC) are available for free at the SEC’s website at www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing such requests to Morrow & Co. Inc., 445 Park Avenue, New York, NY 10022, or by calling toll free (800) 607-0088.

Kontron AG is headquartered in Eching/Munich Germany. Other locations are in Kaufbeuren/Germany, Deggendorf/Germany, Minneapolis/USA, San Diego/USA, Montreal, and Taipei. Kontron AG develops, produces and distributes its products worldwide. With strategic investments into selected enterprises, Kontron AG concentrates primarily on the telecommunications, automation and mobile computer markets. Kontron AG employs over 1000 people worldwide and is quoted at the German “new market” (under “KBC”) and is a member in the TecDAX 30.

Kontron Mobile was incorporated in Minnesota in 1992 under its former name of FieldWorks, Incorporated, and is dedicated to the development and sale of rugged portable computing solutions. Kontron Mobile is part of the worldwide group of Kontron AG companies, owned or principally owned by Kontron AG . Over the past several years, Kontron Mobile has evolved its strategy to focus on designing and providing industry-specific field technology solutions.

This press release contains forward-looking statements concerning expectations, anticipations, beliefs, hopes, intentions or strategies for the future. Readers are cautioned not to place undue reliance on forward-looking statements. All such forward-looking statements are based upon information available to Kontron AG on the date this release is issued. Kontron AG undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in forward-looking statements.